Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AGCO Corporation:

We consent to the incorporation by reference of our reports dated February 25, 2011 with respect to the consolidated balance sheets of AGCO Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of AGCO Corporation.

Our report on the consolidated financial statements refers to a change in methods of accounting for transfers of financial assets and consolidation of variable interest entities in 2010.

/s/ KPMG LLP

Atlanta, Georgia

December 9, 2011